September 14, 2009

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4631

Washington, D.C. 20549-7010

Re:	Precision Castparts Corp.
Form	10-K for Fiscal Year Ended March 29, 2009
File	No. 1-10348

Dear Mr. Cash:

We received your letter dated August 20, 2009 regarding certain of our reports. The following is our response to your comments and questions:

FORM 10-K FOR FISCAL YEAR ENDED MARCH 29, 2009

Legal Proceedings, page 19

1.	In future filings, with respect to the lawsuits relating to asbestos, disclose the number of lawsuits pending, the number of cases settled, and distinguish between tort claims and statutory claims.

Response

In future Form 10-K filings we will revise the disclosure with respect to lawsuits relating to asbestos to address the points requested in the above comment. We expect that the revised disclosure will be substantially similar to the following:

As of [            ], there were approximately              lawsuits pending against the Company alleging personal injury as the result of exposure to particulates, including asbestos, integrated into our premises or processes or into certain historical products. It is frequently not possible at the outset of a case to determine which of the plaintiffs actually will pursue a claim against the Company. Typically, that can only be determined through discovery after a case has been filed. Thus, in a case involving multiple plaintiffs, unless otherwise expressed in the pleadings, the Company accounts for the lawsuit as one claim against it. Provided below is a chart showing the number of new claims filed (as described above), the number of claims disposed of (settled or otherwise dismissed) and the approximate dollar amount paid by or on behalf of the Company in settlement of these claims:

	2009	2008
New Claims Filed	##	##
Claims Disposed Of	##	##
Dollars Paid in Settlement	$—	$—

Securities and Exchange Commission

Mr. John Cash

September 14, 2009

The Company considers that all such claims are tort claims while noting that some claims, such as those filed in West Virginia, were historically common law “employer liability” cases and are now based on a statutory definition of requisite intent.

The particulates in question are no longer incorporated into our products and we have implemented safety protocols to reduce exposure to remaining particulates in the workplace. Based on the information available to us at the date of filing of this report, we believe, based on our review of the facts and law, that the potential exposure from the resolution of any or all of these matters will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Exhibits, page 90

Exhibit 10.1

2.	We note the Amended and Restated Credit Agreement filed as Exhibit 10.1, which is incorporated by reference to your Form 8-K filed October 19, 2005. It does not appear that the signature pages, exhibits and schedules to the credit agreement were filed on EDGAR. Please file a complete copy of the Credit Agreement with your next Exchange Act report. Refer to Item 601(b)(10) of Regulation S-K.

Response

We confirm that with our next Form 10-Q, we will file a complete copy of the Credit Agreement that includes the signature pages, exhibits and schedules.

Exhibit 31

3.	We note that paragraph five of the certifications of both the chief executive officer and the chief financial officer is not provided exactly as set forth in Item 601(b)(31) of Regulation S-K. In future filings, please provide certifications containing the exact language presented in Item 601(b)(31).

Response

We confirm that in future Form 10-Q and Form 10-K filings the certifications filed as Exhibit 31 will contain the exact language presented in Item 601(b)(31).

Securities and Exchange Commission

Mr. John Cash

September 14, 2009

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 11

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options, page 12

4.	In future filings, in your discussion of Mr. Buck’s annual bonus on page 14, please provide quantitative disclosure of the target performance levels and “planned performance” levels considered in determining the annual bonus, as these targets appear to be material to your decisions regarding the amount of annual bonus you pay to Mr. Buck. If you believe that disclosure of these targets is likely to cause you significant competitive harm, using the standards applicable to a request for confidential treatment under the FOIA, please explain supplementally and note that we may have additional comments. If in future filings, you omit this disclosure because of significant competitive harm, note that you may be requested to share your views with the staff, and in your filing, discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response

We confirm that if Mr. Buck is a named executive officer in the 2010 proxy statement, we will provide quantitative disclosure regarding his annual bonus targets for our 2010 fiscal year. We also confirm that if in future filings we omit this disclosure regarding a named executive officer’s annual bonus because of significant competitive harm, we will discuss in those filings how difficult it will be for the named executive officer to achieve the target levels or other factors.

Potential Payments Upon Termination or Change-in-Control, page 28

5.	In future filings, in footnote 7 to the table presented on page 29, please explain why you determined to pay Mr. Buck the tax gross-up payment.

Response

If in future years some named executive officers have a dollar amount listed under their name in the “Tax Gross-Up” row of the table like the one on page 29 of our 2009 proxy statement and some do not, we will include disclosure in the proxy statement for the applicable year that explains the reason for the difference. We would have included this disclosure in our 2009 proxy statement by adding a sentence to the end of footnote 7 on page 30 substantially similar to the following:

Although each NEO is party to the same form of change of control severance agreement with the Company, Mr. Buck is the only NEO who, based on the estimated benefits in the above table, would have been subject to the 20% excise tax and therefore entitled to a tax gross-up payment.

Securities and Exchange Commission

Mr. John Cash

September 14, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We believe that the information above is responsive to your questions and observations. We would be happy to discuss any questions or comments you have regarding our response. You may call Russ Pattee, Vice President and Corporate Controller, at (503) 946-4867 or me at (503) 946-4844.

Sincerely,

/s/ Shawn Hagel
Shawn Hagel Senior Vice President and Chief Financial Officer